FOR IMMEDIATE RELEASE               CONTACT:   Mark Maddocks
                                     Vice-President, Finance
                                   Telephone: (609) 799-0071



                DATARAM REPORTS FIRST QUARTER
                FISCAL 1998 OPERATING RESULTS

     PRINCETON, NJ, August 8, 1997   Dataram Corporation (AMEX:
DTM)reported higher revenues but reduced earnings for the first quarter of fiscal 1998, Robert V. Tarantino, president and chief executive officer, announced today.

     For the quarter ended July 31, 1997, Dataram reported revenues of $18.1 million compared to $17.4 million for the year earlier period. Net earnings were $669,000, or $.21 per share, versus $964,000, or $.26 per share, for the comparable prior year period.

     Tarantino said two factors were primarily responsible for the earnings shortfall: Reduced margins for 64 megabit DRAM (dynamic random access memory) based products as the industry prices these products to be more competitive with 16 megabit DRAM based products ; and increased legal expenses associated with a previously announced complaint filed by Sun Microsystems, Inc.

     "We are on the leading edge of 64 megabit chip technology used in high capacity Unix and NT workstations and servers," Tarantino declared. "While this technology transition will ultimately result in improved financial performance, we are currently pricing our products at levels to ensure the Company's solid presence in this market."


                                                    Continued....

Dataram Earnings Release - Page 2

          Concerning the Sun complaint, Tarantino stated: "The Company expenses its legal costs as incurred and these costs will, from time to time, be material until this matter is concluded. We have meritorious defenses and counterclaims and will vigorously defend against Sun's claims and pursue our counterclaims."

          During the quarter, the Company continued to expand its sales force. "Strengthening our sales organization is beginning to pay dividends as our customer base and volumes grow," Tarantino said. "Dataram achieved a 66% increase in gigabytes of memory shipped for the first quarter of fiscal 1998 compared to the comparable year earlier period. We expect our volumes to continue to grow."

          Looking ahead, Tarantino expressed optimism that the Company should achieve strong operating results in fiscal 1998. "We are favorably positioned in an industry experiencing sustained growth," he stated. "Dataram has sufficient cost effective manufacturing capacity, supported by solid financial resources and an enhanced organizational infrastructure, to capitalize on the numerous opportunities awaiting us throughout the remainder of fiscal 1998."

          Dataram develops, manufactures and markets gigabyte memory boards for high performance workstations and servers.

                                                    Continued....

Dataram Earnings Release - Page 3


               Dataram Corporation and Subsidiary
                Consolidated Summary Information
             (In thousands except per share amounts)


                                  Quarter Ended
                                     July 31,


                             1997                1996

Revenues                   $18,147             $17,448

Net Earnings                  $669                $964

Net Earnings Per Share        $.21                $.26

Average Shares Outstanding   3,214               3,721